SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: November, 2004

Commission File Number: 000-31815

HYDROGENICS CORPORATION – CORPORATION HYDROGENIQUE

(Exact name of registrant as specified in charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

     If “Yes” is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):                   .

EXPLANATORY NOTE

On November 19, 2004, Hydrogenics Corporation filed with the System for Electronic Document Analysis and Retrieval in Canada the following: (i) Material Change Report dated November 18, 2004, (ii) Lock-Up Agreement dated November 10, 2004 by and among Hydrogenics Corporation and each of Dr. Hugo Vandenborre, Samuel C. Johnson 1996 Trust, Samuel C. Johnson 1988 Trust I, Newstar Technology Limited, Mercator Verzekeringen N.V., Robert S. Torokvei, Douglas S. Alexander, Barrie Cook, Kelly T. Grindle, Peter C. Johnson, Jon Slangerup, Andrew T.B. Stuart, Robert W. Campbell, George P. Kempff, R. Randall MacEwen, Bart Van Ouytsel and Peter Wressell and (iii) Support Agreement dated November 10, 2004 between Hydrogenics Corporation and Stuart Energy Systems Corporation. Copies of these documents are attached to this report as Exhibit 1, 2 and 3, respectively.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDROGENICS CORPORATION -
CORPORATION HYDROGENIQUE

Date: November 23, 2004	By:	/s/ Jonathan Lundy

Name: Jonathan Lundy
Title: Vice President, General Counsel
and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
1.	Material Change Report dated November 18, 2004

2.	Lock-Up Agreement dated November 10, 2004 by and among Hydrogenics Corporation and each of Dr. Hugo Vandenborre, Samuel C. Johnson 1996 Trust, Samuel C. Johnson 1988 Trust I, Newstar Technology Limited, Mercator Verzekeringen N.V., Robert S. Torokvei, Douglas S. Alexander, Barrie Cook, Kelly T. Grindle, Peter C. Johnson, Jon Slangerup, Andrew T.B. Stuart, Robert W. Campbell, George P. Kempff, R. Randall MacEwen, Bart Van Ouytsel and Peter Wressell

3.	Support Agreement dated November 10, 2004 between Hydrogenics Corporation and Stuart Energy Systems Corporation